SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

OMEGA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68217N 105

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship V VentureLabs Rx Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,088,470
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,088,470

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,088,470
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Ventures Fund V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,896,386
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,896,386

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,896,386
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Ventures Fund V General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,984,856
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,984,856

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,984,856
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.9%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Fund VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,617,413
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,617,413

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,617,413
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.4%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Fund VI General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,617,413
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,617,413

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,617,413
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.4%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Nutritional Health LTP Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 970,588
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 970,588

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 970,588
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.1%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Nutritional Health LTP Fund General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 970,588
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 970,588

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 970,588
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.1%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Special Opportunities Fund II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,514,707
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,514,707

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,514,707
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Special Opportunities Fund II General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,514,707
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,514,707

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,514,707
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: FPN, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,617,646
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,617,646

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,617,646
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.5%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: FPN General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,617,646
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,617,646

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,617,646
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.5%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship VentureLabs V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,197,059
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,197,059

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,197,059
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: VentureLabs V Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,197,059
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,197,059

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,197,059
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,946,825
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,946,825

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,946,825
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 38.4%
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Noubar Afeyan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,902,269
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,902,269

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,902,269
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 55.4%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 68217N 105

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Omega Therapeutics Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 20 Acorn Park Drive, Cambridge, MA 02140.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.

Flagship V VentureLabs Rx Fund, L.P., a Delaware limited partnership (“Flagship Fund V Rx”). The general partner of Flagship Fund V Rx is Flagship Ventures Fund V General Partner LLC, a Delaware limited liability company (“Flagship Fund V GP”).

ii.	Flagship Ventures Fund V, L.P., a Delaware limited partnership (“Flagship Fund V”). The general partner of Flagship Fund V is Flagship Fund V GP.

iii.	Flagship Fund V GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) is the sole manager of Flagship Fund V GP.

iv.

Flagship Pioneering Fund VI, L.P., a Delaware limited partnership (“Flagship Fund VI”). The general partner of Flagship Fund VI is Flagship Pioneering Fund VI General Partner LLC, a Delaware limited liability company (“Flagship Fund VI GP”).

v.	Flagship Fund VI GP. The manager of Flagship Fund VI GP is Flagship Pioneering, Inc., a Delaware corporation (“Flagship Pioneering”).

vi.

Nutritional Health LTP Fund, L.P., a Delaware limited partnership (“Nutritional LTP”). The general partner of Nutritional LTP is Nutritional Health LTP Fund General Partner LLC, a Delaware limited liability company (“Nutritional LTP GP”).

vii.	Nutritional LTP GP. Dr. Afeyan is the sole manager of Nutritional LTP GP.

viii.

Flagship Pioneering Special Opportunities Fund II, L.P., a Delaware limited partnership (“Flagship Opportunities Fund II”). The general partner of Flagship Opportunities Fund II is Flagship Pioneering Special Opportunities Fund II General Partner LLC, a Delaware limited liability company (“Flagship Opportunities Fund II GP”).

ix.	Flagship Opportunities Fund II GP. The manager of Flagship Opportunities Fund II GP is Flagship Pioneering.

x.	FPN, L.P., a limited partnership organized under the laws of Ontario (“FPN Fund”). The general partner of FPN Fund is FPN General Partner LLC, a Delaware limited liability company (“FPN GP”).

xi.	FPN GP. The manager of FPN GP is Flagship Pioneering.

xii.

Flagship VentureLabs V, LLC, a Delaware limited liability company (“VentureLabs V” and together with Flagship Fund V Rx, Flagship Fund V, Flagship Fund VI, Nutritional LTP, Flagship Opportunities Fund II, FPN Fund and VentureLabs V, the “Flagship Funds”). The manager of VentureLabs V is VentureLabs V Manager LLC, a Delaware limited liability company (“VentureLabs V Manager”).

xiii.	VentureLabs V Manager. The manager of VentureLabs V Manager is Flagship Pioneering.

xiv.	Flagship Pioneering. Dr. Afeyan is the CEO, sole shareholder and director of Flagship Pioneering.

xv.	Dr. Afeyan, a citizen of the United States of America.

CUSIP No. 68217N 105

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Flagship Funds purchased the shares set forth in Item 5 using funds from working capital.

The information set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Flagship Funds may distribute the shares of Common Stock that they directly hold to their respective limited partners.

Dr. Afeyan is a director of the Issuer. David A. Berry, a General Partner at Flagship Pioneering, is a director of the Issuer. John Mendlein, an Executive Partner at Flagship Pioneering, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Dr. Afeyan, Dr. Berry or Dr. Mendlein, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 46,725,768 outstanding shares of Common Stock immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on August 2, 2021.

Flagship Fund V Rx directly holds 1,088,470 shares of Common Stock. Flagship Fund V directly holds 5,896,386 shares of Common Stock. Flagship Fund V GP, as the general partner of each of Flagship Fund V Rx and Flagship Fund V, may be deemed to beneficially own the shares directly held by Flagship Fund V Rx and Flagship Fund V.

Flagship Fund VI directly holds 8,617,413 shares of Common Stock. Flagship Fund VI GP, as general partner of Flagship Fund VI, may be deemed to beneficially own the shares directly held by Flagship Fund VI.

Nutritional LTP directly holds 970,588 shares of Common Stock. Nutritional LTP GP, as general partner of Nutritional LTP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

Flagship Opportunities Fund II directly holds 5,514,707 shares of Common Stock. Flagship Opportunities Fund II GP, as general partner of Flagship Opportunities Fund II, may be deemed to beneficially own the shares directly held by Flagship Opportunities Fund II.

FPN Fund directly holds 1,617,646 shares of Common Stock. FPN GP, as general partner of FPN Fund, may be deemed to beneficially own the shares directly held by FPN Fund.

CUSIP No. 68217N 105

VentureLabs V directly holds 2,197,059 shares of Common Stock. VentureLabs V Manager, as manager of VentureLabs V, may be deemed to beneficially own the shares directly held by VentureLabs V.

Flagship Pioneering, as the manager of each of Flagship Fund VI GP, Flagship Opportunities II GP, FPN GP and VentureLabs V Manager, may be deemed to beneficially own the shares held directly by Flagship Fund VI, Flagship Opportunities Fund II, FPN Fund and VentureLabs V.

Dr. Afeyan, as the sole manager of Flagship Fund V GP and Nutritional LTP GP, and as CEO, sole shareholder and director of Flagship Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.

(c) On August 3, 2021, each share of the Issuer’s preferred stock held by the Flagship Funds was automatically converted into the Issuer’s Common Stock on a 1-to-0.264706 basis upon the closing of the Issuer’s initial public offering, resulting in the Flagship Funds receiving the following shares: 1,088,470 shares by Flagship Fund V Rx, 5,896,386 shares by Flagship Fund V, 8,396,825 shares by Flagship Fund VI, 970,588 shares by Nutritional LTP, 4,852,943 shares by Flagship Opportunities Fund II and 1,323,529 shares by FPN Fund. On July 23, 2021, prior to the initial public offering, the Issuer completed a 1-to-0.264706 reverse split of its outstanding common stock, resulting in 2,197,059 shares of Common Stock held by VentureLabs V.

Also on August 3, 2021, each of Flagship Fund VI, Flagship Opportunities Fund II and FPN Fund purchased an additional 220,588 shares, 661,764 shares and 294,117 shares, respectively, of Common Stock in connection with the Issuer’s initial public offering. The purchase price was $17.00 per share.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration rights

In March 2021, the Flagship Funds entered into a Second Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the Common Stock issuable or issued upon conversion of Preferred Stock; (ii) the Common Stock held by Flagship VentureLabs V LLC or any Affiliate thereof as of the date of the Investors’ Rights Agreement; (iii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, held by the shareholders party to the Investors’ Rights Agreement (the “Investors”) on the date thereof or acquired by the Investors prior to the initial public offering; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i), (ii) and (iii) above. The registration of shares of the Issuer’s common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investors’ Rights Agreement, the Issuer will pay all expenses relating to such registrations, including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel and reasonable fees and disbursements of a counsel for the selling securityholders. The Investors’ Rights Agreement also includes customary indemnification and procedural terms. These registration rights will expire on the earlier of (i) five years after the effective date of the registration statement relating to the Issuer’s initial public offering, (ii) immediately before the closing of a deemed liquidation event, as defined in the current certificate of incorporation of the Issuer and (iii) at such time following the initial public offering as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of a holders’ shares without limitation during a three-month period without registration, or if a holder is an affiliate of the Issuer immediately following the initial public offering, at such time as such holder is no longer an affiliate of the Issuer.

CUSIP No. 68217N 105

Form S-1 Registration Rights

If at any time beginning 180 days after the closing of the initial public offering, the holders of registrable securities request in writing that the Issuer effect a registration with respect to all or part of such registrable securities then outstanding and having an anticipated aggregate offering price that would exceed $10,000,000, net of expenses, the Issuer may be required to register the shares. The Issuer is obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of these shares.

Piggyback Registration Rights

If at any time after the closing of the initial public offering, the Issuer proposes to register any shares of Common Stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If the proposed registration involved an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after the Issuer becomes entitled under the Securities Act to register its shares on a registration statement on Form S-3, the holders of at least 30% of the registrable securities request in writing that the Issuer effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $5,000,000, the Issuer will be required to effect such registration; provided, however, that the Issuer will not required to effect such a registration if, within any twelve month period, it has already effected two registrations on Form S-3 for the holders of registrable securities.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, the Flagship Funds entered into a lock-up agreement (the “Lock-Up Agreement”) with Goldman Sachs & Co. LLC, Jefferies LLC and Piper Sandler & Co.. Pursuant to the terms of the Lock-Up Agreement, the Flagship Funds have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days following July 29, 2021, without first obtaining the written consent of the representatives.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed in the Issuer’s prospectus.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Second Amended and Restated Investors’ Rights Agreement among the Issuer, the Flagship Funds, and certain other investors named therein, dated March 4, 2021 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed on July 9, 2021).

Exhibit 3	Lock-Up Agreement (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 filed on July 26, 2021).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 5, 2021

FLAGSHIP V VENTURELABS RX FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC
Its:	General Partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC
Its:	General Partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING FUND VI, L.P.

By:	Flagship Pioneering Fund VI General Partner LLC
Its:	General Partner

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC
Its:	General Partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II, L.P.

By:	Flagship Pioneering Special Opportunities Fund II General Partner LLC
Its:	General Partner

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

FPN, L.P.

By:	FPN General Partner LLC
Its:	General Partner

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

FLAGSHIP VENTURELABS V, LLC

By:	VentureLabs V Manager LLC
Its:	Manager

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING FUND VI GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

FLAGSHIP PIONEERING FUND VI GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

FPN GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

VENTURELABS V MANAGER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer, Sole Shareholder & Director

/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.